Alterity
THERAPEUTICS

Annual General Meeting
Alterity Therapeutics
(NASDAQ:ATHE, ASX:ATH)

David Stamler, MD
Chief Medical Officer

November 2020

Forward Looking Statements

This presentation may contain some statements that may be considered "Forward-Looking Statements", within the meaning of the US Securities Laws. Thus, any forward-looking statement relating to financial projections or other statements relating to the Company's plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2020 Form 20-F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled "Risk Factors."

Our Purpose

We exist to create an alternate future for people living with neurodegenerative diseases. An alternate, healthier life.

We're here to disrupt the trajectory for people with these diseases.

Year in Review

Allowance of US patent for next generation compounds to treat neurodegenerative diseases



Raises $35M in placement to international and Australian institutions and sophisticated investors

Commences enrolling Multiple System Atrophy patients in bioMUSE Study

ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor performance

US FDA provides development pathway for ATH434

ATH434 crosses blood brain barrier in humans; clinically tested doses achieved concentrations in the brain

European Commission approves Orphan Designation

ATH434 clinical data presented at the 2019 MDS Congress



Completion of Phase 1 Clinical Trial

Parkinsonian Disorders – A Significant Unmet Need

Alterity THERAPEUTICS



Lees et al. Lancet 2009

- Parkinsonism is a syndrome of motor symptoms that includes slowness of movement, stiffness and tremor
  - Major source of disability


MSA
Parkinson's Disease
PSP

- Parkinsonian disorders also include atypical variants such as Multiple system atrophy (MSA) and Progressive supranuclear palsy (PSP)
  - Atypical forms have prominent non-motor symptoms and a limited response to available treatments
  - Lead indication is MSA, a highly debilitating disease with no approved treatments

Leadership of 3 FDA Approvals in Neurology

David Stamler, M.D.
Chief Medical Officer

- 3 FDA Approvals in Neurology
  - Led FDA Advisory Committee and approval of Xenazine® in Huntington's disease in 2008
  - Led clinical development and approval of Austedo® in Huntington's disease and Tardive dyskinesia, both approved in 2017
- Former Chief Medical Officer, Auspex Pharmaceuticals and VP, Clinical Development & Therapeutic Head, Movement Disorders, Teva Pharmaceuticals
- Part of **Teva's US$3.5 billion acquisition of Auspex** in 2015
- Development leadership from **Auspex** (Nonclinical, CMC and Clinical operations) joined Alterity in 2017

BioSpace

FDA Advisory Committee Votes Unanimously to Recommend Approval of Tetrabenazine for Chorea Associated With Huntington Disease
Dec 7, 2007

FierceBiotech

XENAZINE® (Tetrabenazine) Approved by FDA for Patients with Chorea Associated with Huntington's Disease
Aug 15, 2008

PharmaTimes online

FDA approves Teva's Austedo® for Tardive Dyskinesia
Aug 31, 2017

Teva's Austedo is now the first and only therapy approved in the US to treat both tardive dyskinesia and chorea associated with Huntington's disease

Excellent Progress with Lead Drug Candidate ATH434

Alterity THERAPEUTICS

- Robust efficacy in animal models of disease
  - Evidence of neuroprotection with ATH434 treatment
  - Findings corroborated in multiple labs
- Selected MSA as lead indication
- Completed Phase 1
  - Orally bioavailable, brain penetrant
  - ATH434: safe and well tolerated
  - Achieved brain levels of ATH434 comparable to efficacious levels in animal models of MSA
- Orphan Designation granted in US and EU in 2019
  - US Food and Drug Administration (FDA): 7 years of market exclusivity
  - European Commission: 10 years of market exclusivity
  - Estimated U.S. prevalence of MSA is 11,000 to 14,000 patients
- Qualitative research with U.S. neurologists completed
  - 15 movement disorder specialists and 15 general neurologists
- Preparation for Phase 2 underway
  - Natural history/P2 optimization study commenced
  - Long term toxicology ongoing
  - GMP manufacturing of API and tablets progressing to plan
  - FDA meeting to set development path

Clinical Development

Phase 1 Completed
Clinical Pharmacokinetics of ATH434

Plasma Profile after Single Dose Administration



PBT434 in plasma (ng/mL)
10000
1000
100
10
1
0
12
24
36
48
Hours post dose
50 mg
100 mg
300 mg
600 mg

- Rapid absorption after oral administration
- Dose dependent pharmacokinetics after single doses up to 600 mg and multiple doses up to 250 mg bid
- Mean elimination half-life up to 9.3 hrs

CSF Levels at Steady-State



Plasma (unbound, ng/mL)
250
200
150
100
50
0
0
50
100
150
200
250
CSF (ng/mL)
r²=0.72
CSF concentrations in mouse at 30 mpk
Plasma and CSF 1.5 hours post dose
Plasma and CSF 11 hours post dose

- CSF concentrations at well-tolerated doses in subjects exceeded those associated with efficacy in animal models of PD and MSA

Stamler et al. Neurology 2019; 92 (15 Suppl.)

Adverse Event Summary

Single Ascending Doses	Placebo (N=8)	50 mg (N=6)	100 mg (N=6)	300 mg (N=6)	600 mg (N=6)
Patients with ≥ 1 AE	3 (38%)	0	0	1 (17%)	1 (17%)
Patients with AEs leading to Withdrawal	0	0	0	0	0
Patients with Serious AEs	0	0	0	0	0

Multiple Ascending Doses	Placebo (N=8)	100 mg BID (N=8)	200 mg BID (N=8)	250 mg BID (N=8)	250 mg BID ≥65 (N=8)
Patients with ≥ 1 AE	5 (63%)	3 (38%)	6 (75%)	4 (50%)	5 (63%)
Patients with AEs leading to Withdrawal	0	0	0	0	0
Patients with Serious AEs	0	0	0	0	0

ATH434 was well tolerated with similar rates of AEs compared to placebo
No serious AEs or AEs leading to withdrawal

Excellent Safety Profile

Alterity THERAPEUTICS

- No clinically significant AEs
- All AEs with ATH434 were mild to moderate in severity
- Most common AEs reported in ATH434 subjects was headache
- Similar AE profile for adults and older adults (≥ 65 years)
- No significant findings observed in vital signs, clinical laboratory parameters or 12-lead ECGs
- No evidence of QT prolongation at projected clinical doses

bioMUSE Natural History Study

- Design: Observational (no treatment)
- Objective: De-risk Phase 2 study
  - Identify biomarker(s) suitable for endpoint in treatment study
  - Evaluate the change in biomarkers and clinical manifestations in patients with early MSA to track disease progression
- Population: Early MSA patients similar to Phase 2 population
- Observation period: 12 months
- Initial cohort: 10
- Biomarkers
  - MRI: Iron content, neuromelanin, oxidative stress, regional blood flow/metabolism
  - Protein: neurofilament light protein (CSF, plasma), Aggregating α-synuclein (CSF), phos-α-synuclein (skin)
  - Wearable movement sensors
- Clinical Endpoints
  - Clinical: Motor exam, function/ADL inventory, global assessments of severity and change (clinician, patient)
  - Functional: Timed Up and Go, 2 min Walk Test

Phase 2 Study Design

- Design: Randomized, double-blind, placebo controlled
- Objectives
  - Assess target engagement and preliminary efficacy of ATH434
  - Evaluate safety and tolerability of ATH434
- Population: Early MSA patients (parkinsonian variant) with motor symptoms ≤ 3 years
- Sample size: 60
- Treatment: 6 months duration
  - ATH434 high dose
  - ATH434 low dose
  - Placebo
- Biomarkers
  - MRI: Iron content, neuromelanin, oxidative stress, regional blood flow/metabolism
  - Protein: neurofilament light protein (CSF, plasma), Aggregating α-synuclein (CSF), phos-α-synuclein (skin)
  - Wearable movement sensors
- Clinical Endpoints
  - Clinical: Motor exam, function/ADL inventory, global assessments of severity and change (clinician, patient)
  - Functional: Timed Up and Go, 2 min Walk Test
- Safety Endpoints: AEs, clinical laboratory parameters, 12-lead ECGs

Clinical Development Timeline



2020
2021
2022
Natural History Study in early MSA
Phase 2 Optimization
E.g., Data to inform P2
Phase 2 Study in early MSA
ATH434 *Multiple System Atrophy*
1H '20 U.S. FDA PreIND Meeting
2H '20 European Regulatory Meetings
2H '21 First patient enrolled in Phase 2
1H '22 Last patient enrolled in Phase 2
2H '22 Top line Data

Commercial

Commercial Opportunity – Multiple System Atrophy
Independent Analysis

SUBSTANTIAL UNMET NEED

Severely debilitating, fatal illnesses with no current treatments are ripe for new entrants targeting what may be the actual cause of the disease.

STRONG INTENT TO PRESCRIBE

Motivated by efficacy in treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA.


$550-725M
Potential annual peak sales for ATH434 in the U.S. in MSA*

UNIQUE MOA

Inhibition of protein accumulation and aggregation is a novel mechanism of action that may ultimately prove in clinical practice to impact more than motor symptoms.

EASE OF USE

Given similar efficacy, clinicians will likely prefer ATH434's once or twice daily oral administration vs. the monthly IV infusions or injections required for alpha-synuclein antibodies that come to market.

*Does not include spontaneous use in PD

Deal Landscape

	Biogen / Sangamo Therapeutics	Biogen / Pfizer	Alector / abbvie	Takeda / Denali Therapeutics	Roche / prothena
Target / Therapeutic area	Neuro including AD, PD	AD & PD	AD	Neuro including AD, PD	PD
Development phase	Preclinical	Phase 1	Phase 1	Preclinical	Preclinical
Royalties (% on net sales)	High-single to low double-digit	Sub-teens to High single-digit	Undisclosed	Undisclosed	Double-digit
Upfront & equity	$125m payment + $225m in equity purchase	$75m	$205m payment + $20m in equity purchase	$150m	$45m
Milestones	Up to $2.37b $925m pre-commercial, $1.445b for sales thresholds	Up to $635m Development, commercial	Up to $986m	Up to $90m	Up to $600m Development, commercial

Scientific Background

Our Target is Alpha-Synuclein
A Major Focus of Treating Parkinsonian Disorders

Alterity THERAPEUTICS


N'
C'

Structure of α-synuclein

Biogen
Takeda
AstraZeneca
Roche
THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH

- α-synuclein is an intracellular protein, abundantly expressed in nerve terminals
- Critical for normal function of neurons
- Native, unfolded protein enables neurotransmission

➢ α-Synuclein *aggregates* in certain Parkinsonian conditions such as PD and MSA

"We conclude that alpha-synuclein remains one of the most compelling therapeutic targets for Parkinson's disease and related synucleinopathies, and that the multitude of approaches being tested provides hope for the future."

Exp. Neurol. 298,225-235, 2017.

DOI:10.4236/health.2012.431175

Disease Background and Strategy Overview



Native protein
(random coil)
MOLECULAR CHAPERONES
GENETIC AND ENVIRONMENTAL FACTORS
Misfolded proteins
Phagosomes/ lysosomes
Autophagy
↑ Labile iron
Oligomers
(β pleated sheet)
UBIQUITINATION Proteasome
Peptides
Fibrils
(β pleated sheet)
Oxidative stress
ROS
OH•
OH•
H_2O_2 $O_2^•$
Lewy neurites
Lewy bodies

Adapted from Lee & Trojanowski, Neuron 2006

- Lead indication: Multiple System Atrophy (MSA)
  - Severely debilitating and rapidly progressive disease
  - No approved therapy for treatment of MSA
  - Characterized by Parkinsonism, autonomic instability and/or cerebellar impairments
  - Pathological hallmark: accumulation of α-synuclein within oligodendroglia cells (glial cell inclusions) and neuron loss in multiple brain regions



M1
Frontal
acc
SN
bf
H
EN
am
PN
ON
LCN

Halliday Brain 2015, based on Cykowski et al, Brain 2015

- Disrupt the underlying pathology of α-synuclein related diseases
  - MSA, a form of atypical parkinsonism
  - Parkinson's disease
- Inhibit accumulation and aggregation of intracellular α-synuclein
- Target "labile iron" which is increased in areas of pathology

Increased Brain Iron in Synuclein-related Diseases

Parkinson's disease



Substantia nigra (T)
Substantia nigra (pc)
Cerebellum
n = 7
n = 9
n = 8
n = 3
n = 13
n = 24
*
*
Patients
Healthy
0
10000
20000
30000
nmol iron/g of human brain

Dexter et al. Brain.1991

Quantitative Susceptibility Mapping (MRI) to assess brain iron



MSA
Control

Courtesy of P. Trujillo, D. Claassen

Multiple System Atrophy



Cerebral cortex
Caudate nucleus
Putamen (M)
Putamen (L)
Globus pallidus (M)
Globus pallidus (L)
Substantia nigra (T)
Cerebellum
n = 8
n = 11
n = 8
n = 10
n = 8
n = 10
n = 8
n = 8
n = 8
n = 9
n = 8
n = 11
n = 6
n = 9
n = 8
n = 12
*
*
*
*
0
10000
20000
30000
nmol iron/g of human brain

Iron is Critical in the Pathogenesis of MSA


Oxidative Stress
H_2O_2
OH
O_2
ROS
native α-synuclein
oligomerization (β-sheet)
GCIs
activated microglia
resting microglia
ferritin
Fe^{2+}
Fe^{3+}
Neuroinflammation
Iron Dyshomeostasis

- Abundant evidence that labile iron is central in the pathogenesis of MSA
- Adverse impact of increased labile iron
  - α-synuclein aggregation
  - α-synuclein accumulation
  - *root cause* of oxidative stress which promotes free radical production and neuroinflammation

ATH434 restores intracellular iron balance


15000
10000
5000
0
Fe released (CPM)
***
***
0
1
10
20
ATH434 (μM)


R
O
N
R
R
N
R
OH

ATH434

Ligand	Kd for Fe^{3+}
α-Synuclein	10^{-5}
ATH434	10^{-10}
Ferritin	10^{-22}
Transferrin	10^{-23}

Stronger binding

ATH434 binds iron more tightly than α-synuclein but less than key iron trafficking proteins

Kaindlstorfer, et al. J. Alzheimers Dis. 2018
Rodgers, et al. J Neural Transm (Vienna). 2011

ATH434 Reduces Alpha-Synuclein-related Neuropathology
Preserves Neurons and Improves Function in PD and MSA Animal Models

Alterity THERAPEUTICS

	↓ α-Synuclein	Preserves nigral neurons	Improves motor function
Parkinson's disease model			
MSA model			

**
6
4
2
0
hA53T α-syn
Vehicle
ATH434

ATH434 Dose: 30 mg/kg

**
8000
4000
0
Total SNpc neurons
W/T
Vehicle
ATH434

100
50
0
% Clasping
P<0.001
VEH
ATH434
VEH
ATH434
TG
W/T

**
0.8
0.6
0.4
0.2
0.0
Relative to Total Protein
Vehicle
ATH434

**
6000
5000
4000
3000
2000
Total N SNpc neurons
W/T
Veh
ATH434

*
8
6
4
2
0
Time to descend pole (s)
Vehicle
ATH434

Finkelstein, et al. Acta Neuropath Comm. 2017
TG: transgenic, W/T: wild type, UL: unlesioned, C: control

* P < 0.05, ** P < 0.01, *** P < 0.001

Strategy Supported by Proof of Concept in Parkinson's

6 month placebo-controlled data from study of Deferiprone – a drug for treating iron overload

Brain Iron by MRI



0-
-1-
-2-
-3-
-4-
5-
-6-
ΔR2* MRI sequence (s-1)
*
S. nigra
DFP
PBO

Motor Symptom Severity



3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
Vt-V0
Change in UPDRS motor score
Worsening
Improvement
*
DFP
PBO

Reducing excess iron led to improved motor function

Deferiprone
- Binds iron with very high affinity
- Boxed Warning for hematological toxicity

Ligand	Kd for Fe^{3+}
α-Synuclein	10^{-5}
ATH434	10^{-10}
Ferritin	10^{-22}
Transferrin	10^{-23}
Deferiprone	10^{-36}

Stronger binding

FERRIPROX® (deferiprone) tablets, for oral use
Initial U.S. Approval: 2011

WARNING: AGRANULOCYTOSIS/NEUTROPENIA
See full prescribing information for complete boxed warning.

- Ferriprox can cause agranulocytosis that can lead to serious infections and death. Neutropenia may precede the development of agranulocytosis. (5.1)
- Measure the absolute neutrophil count (ANC) before starting Ferriprox and monitor the ANC weekly on therapy. (5.1)
- Interrupt Ferriprox if infection develops and monitor the ANC more frequently. (5.1)
- Advise patients taking Ferriprox to report immediately any symptoms indicative of infection. (5.1)

Adapted from Devos. Antiox. and Redox Signaling. 2014

Competitive Landscape

AGENT (COMPANY)	INDICATION	MOA TARGET	DEVELOPMENT PHASE/ ESTIMATED COMPLETION	MEASURES/ENDPOINT	FORMULATION
BIIB054 (Biogen)	Parkinson's Disease	Alpha-synuclein Antibody	Phase 2 / 2H '20	Safety, PK and PD	IV Infusion every 4wks
RG7935/PRX002 (Roche/Prothena)	Parkinson's Disease	Alpha-synuclein Antibody	Phase 2 / Apr '20	52 wk change UPDRS	IV Infusion every 4wks
MEDI1341 (AZ/Takeda)	Parkinson's Disease	Alpha-synuclein Antibody	Phase 1 / Jan '21	Safety/Tolerability	IV infusion
Affitope® PD01A (AFFiRiS)	Parkinson's Disease	Alpha-synuclein Vaccine	Phase 2 start 2H'20	Not disclosed	Injection every 4 wks
UCB0599 (Neuropore/UCB)	Parkinson's Disease	Alpha-synuclein misfolding	Phase1b started mid '19	Safety/Tolerability	Oral
BHV-3241/ Formerly AZD-3241 (Biohaven)	MSA	Myeloperoxidase (MPO) inhibitor	Phase 3 / Dec '21	48 wk change - UMSARS	Oral
Anle138b (MODAG)	MSA	Alpha-synuclein misfolding	Phase 1 completed	Safety/Tolerability	Oral
BIIB101 (Biogen)	MSA	SNCA ASO	Phase 1 started	Safety/Tolerability	Intrathecal
ATH434 (Alterity)	MSA	Alpha-synuclein misfolding and oxidative stress	Phase 1 completed	Safety/Tolerability	Oral

Sources: ClinicalTrials.gov; FDA Orange Book; Pharmaceutical Company Websites

Investment Summary

- ✓ Targeting Orphan disease with no approved treatments
  - ATH434 has potential U.S. peak sales up to US$ 725 million
- ✓ Development team with proven track record at FDA
- ✓ Lead drug candidate ATH434
  - Commenced natural history study to inform Phase 2 study
  - Completed Phase 1 with excellent safety profile
  - Achieved CSF concentrations associated with robust efficacy in MSA animal model
  - Novel mechanism targets α-synuclein aggregation and root cause of oxidative stress
- ✓ Phase 2 data 2H '22
- ✓ Strong pipeline potential with new patent family supporting next generation therapies
- ✓ Strong balance sheet

Alterity
THERAPEUTICS